DYNAGAS LNG PARTNERS LP

97 POSEIDONOS AVENUE & 2 FOIVIS STREET

GLYFADA, 16674, GREECE

September 4, 2014

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street N.E.

Washington, D.C. 20549

RE:	Dynagas LNG Partners LP Registration Statement on Form F-1 (333-197915)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 6, 2014, as amended, be accelerated so that it will be made effective at 2:00 p.m. Eastern Daylight Time on September 8, 2014, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours faithfully, DYNAGAS LNG PARTNERS LP

By:	/s/ Michael Gregos
Name: Michael Gregos Title: Chief Financial Officer

DYNAGAS FINANCE INC.

97 POSEIDONOS AVENUE & 2 FOIVIS STREET

GLYFADA, 16674, GREECE

September 4, 2014

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street N.E.

Washington, D.C. 20549

RE:	Dynagas Finance Inc. Registration Statement on Form F-1 (333-197915)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 6, 2014, as amended, be accelerated so that it will be made effective at 2:00 p.m. Eastern Daylight Time on September 8, 2014, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours faithfully, DYNAGAS FINANCE INC.

By:	/s/ Michael Gregos
Name: Michael Gregos Title: President and Secretary

September 4, 2014

Via EDGAR and Facsimile (202) 772-9220

United States Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form F-1 (Registration No. 333-197915) of Dynagas LNG Partners LP, a Marshall Islands limited partnership, and Dynagas Finance Inc., a Marshall Islands corporation

Ladies and Gentlemen:

As representatives of the several underwriters of Dynagas LNG Partners LP’s and Dynagas Finance Inc.’s proposed offering of up to $265,000,000 maximum aggregate principal amount of senior notes due 2019, we hereby join Dynagas LNG Partners LP’s and Dynagas Finance Inc.’s request for acceleration of effectiveness of the above-referenced registration statement to 2:00 p.m. (Washington, D.C. time) on September 8, 2014, or as soon thereafter as is practicable.

With regard to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we have not effected any distribution of a preliminary prospectus relating to the offering as of the date hereof, but intend to do so upon effectiveness.

The undersigned advises that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours, STERNE, AGEE & LEACH, INC. DNB MARKETS, INC. STERNE, AGEE & LEACH, INC.

By:	/s/ Adam M. Vore
Name: Adam M. Vore Title: Managing Director

DNB MARKETS, INC.

By:	/s/ Jae Kwon
Name: Jae Kwon Title: Managing Director